Exhibit 12.1

KINDER MORGAN, INC. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

The Ratio of earnings to fixed charges for the period ended May 31, 2007 reflects the operations of the Company prior to the Going Private transaction, which was accounted for as a business combination, requiring that we record the assets acquired and liabilities assumed at their values as of the date of the Going Private transaction, resulting in a new basis of accounting. Hence, there is a blackline division on the Ratio of earnings to fixed charges shown below, which is intended to signify that the amounts shown for periods prior to (Predecessor Company) and subsequent to (Successor Company) the Going Private transaction are not comparable. See Note 2 to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2011 for additional information on the Going Private transaction.

	Successor Company					Predecessor Company
	(In millions, except ratios)					(In millions, except ratios)
	Year Ended December 31,				Seven Months Ended December 31,	Five Months Ended May 31,
	2011	2010	2009	2008	2007	2007
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$708.6	$659.9	$883.3	$(3,093.4)	$460.6	$(44.8)
Add:
Fixed charges	766.3	703.8	656.5	751.4	642.5	285.4
Amortization of capitalized interest	4.4	4.0	3.8	3.0	1.0	1.0
Distributed income of equity investees	286.6	219.8	277.0	241.2	84.6	47.6
Less:
Interest capitalized from continuing operations	(14.5)	(12.5)	(32.9)	(49.5)	(25.4)	(12.4)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(21.5)	(107.4)	(82.7)	(126.2)	(55.2)	(27.0)
Income as adjusted	$1,729.9	$1,467.6	$1,705.0	$(2,273.5)	$1,108.1	$249.8

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$717.8	$680.8	$632.0	$725.3	$628.9	$275.7
Add:
Portion of rents representative of the interest factor	48.5	23.0	24.5	26.1	13.6	9.7
Fixed charges	$766.3	$703.8	$656.5	$751.4	$642.5	$285.4

Ratio of earnings to fixed charges	2.26	2.09	2.60	(a)	1.72	(a)
____________
(a)
For the year ended December 31, 2008 and the five months ended May 31, 2007, fixed charges exceeded earnings by $3,024.9 million and $35.6 million, respectively. In 2008, Kinder Morgan, Inc. recognized a $4,033.3 million non-cash goodwill impairment charge associated with its investment in Kinder Morgan Energy Partners, L.P. During the five months ended May 31, 2007, Kinder Morgan, Inc. recognized a $377.1 million non-cash goodwill impairment charge associated with its investment in Trans Mountain.